Exhibit 99.1

argenx announces that AbbVie has exercised its exclusive option to license ARGX-115, a novel immuno-oncology antibody

August 22, 2018

Breda, the Netherlands/Ghent, Belgium — argenx (Euronext & Nasdaq: ARGX), a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer, today announced the exercise by AbbVie of its exclusive license option to develop and commercialize ARGX-115, an antibody targeting the novel immuno-oncology target glycoprotein A repetitions predominant (GARP).

“We are very excited by AbbVie’s decision to exercise its option to license and develop ARGX-115, given its compelling track record in oncology. We are proud of the work that this milestone represents for argenx—both in efficiently advancing a premier Innovative Access Program candidate to clinical development and in facilitating wider recognition of the important research out of the de Duve Institute / Université Catholique de Louvain around this first-in-class target,” said Tim Van Hauwermeiren, Chief Executive Officer of argenx. “Our Innovative Access Program remains a strategic priority for us, capitalizing on the combined strengths of the argenx antibody platform and the deep disease biology expertise at research institutions. We continue to seek out cutting-edge research and targets while advancing our current collaborations, all with the potential to broaden our pipeline and demonstrate our discipline as a strategic partner.”

“Immuno-oncology is one of AbbVie’s key focus areas in our mission to discover and develop medicines that drive transformational improvements in cancer treatment,” said Tom Hudson, M.D., Vice President, Oncology Early Discovery and Development, AbbVie. “Our collaboration with argenx over the past two years has been productive, and we look forward to continue working together to fuel scientific progress for patients.”

argenx and AbbVie entered into an option and license agreement for ARGX-115 in April 2016. With the option exercise announced today, AbbVie obtains a worldwide, exclusive license to develop and commercialize ARGX-115-based products. argenx is now eligible to potentially receive development, regulatory and commercial milestone payments of up to $625 million, as well as tiered royalties on ARGX-115-based product sales, if approved. argenx also has the right to co-promote ARGX-115-based products in the EU and Swiss Economic Area.

About ARGX-115

ARGX-115 employs argenx’s SIMPLE Antibody™ technology and binds specifically to the protein glycoprotein A repetitions predominant (GARP), which plays a key role in the regulation of production and release of active transforming growth factor beta (TGF-β). ARGX-115 is believed to selectively limit the immunosuppressive activity of activated regulatory T-cells (Tregs), thereby stimulating the immune system to attack cancer cells. While the normal function of Tregs is to suppress certain compartments of the immune system to prevent self-directed immune responses through the release of active TGF-β, Tregs can also prevent the immune system from recognizing and suppressing pathogenic cells including cancer cells.

argenx believes the selective inhibition of TGF-β release by Tregs is potentially superior to systemic inhibition of TGF-β activity or depletion of Tregs and may give rise to therapeutic products with an improved safety profile.

ARGX-115 was discovered under argenx’s Innovative Access Program with the de Duve Institute / Université Catholique de Louvain / WELBIO and exclusively licensed under a research and option agreement in 2013.

About the Innovative Access Program (IAP)

Through the IAP, argenx collaborates closely with academic centers of excellence and emerging biotechnology companies, bringing cutting-edge antibody discovery technologies to the heart of novel target research. The extraordinary diversity of the immune repertoires comprising its SIMPLE Antibody™ Platform streamlines target validation, transforming novel protein discoveries into next generation therapeutic antibody programs.

About argenx

argenx is a clinical-stage biotechnology company developing a deep pipeline of differentiated antibody-based therapies for the treatment of severe autoimmune diseases and cancer. The company is focused on developing product candidates with the potential to be either first-in-class against novel targets or best-in-class against known, but complex, targets in order to treat diseases with a significant unmet medical need. argenx’s ability to execute on this focus is enabled by its suite of differentiated antibody technologies. The SIMPLE Antibody™ Platform, based on the powerful llama immune system, allows argenx to exploit novel and complex targets, and its three complementary Fc engineering technologies are designed to expand the therapeutic index of its product candidates.

About AbbVie

AbbVie is a global, research-based biopharmaceutical company formed in 2013 following separation from Abbott Laboratories. The company’s mission is to use its expertise, dedicated people and unique approach to innovation to develop and market advanced therapies that address some of the world’s most complex and serious diseases. Together with its wholly-owned subsidiary, Pharmacyclics, AbbVie employs more than 28,000 people worldwide and markets medicines in more than 170 countries. For further information on the company and its people, portfolio and commitments, please visit www.abbvie.com. Follow @abbvie on Twitter or view careers on our Facebook or LinkedIn page.

For further information, please contact:

Joke Comijn, Director Corporate Communications & Investor Relations (argenx, EU)

+32 (0)477 77 29 44

+32 (0)9 310 34 19

info@argenx.com

Beth DelGiacco, VP Investor Relations (argenx, US)

+1 518 424 4980

bdelgiacco@argenx.com

Adelle Infante, Director External Communications (AbbVie)

+1 847 938 8745

+1 847 224 0359

adelle.infante@abbvie.com

argenx forward-looking Statements

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